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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 20494

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WestLB Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1211 Avenue of the Americas

(No. and Street)

New York,	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jack Baranski (212) 852-5996

(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP

(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas,	New York,	NY	10036
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 2 4 2008
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

AB 3/21

WestLB Securities Inc.

Statement of Financial Condition

December 31, 2007

TO THE COMMISSIONER OF CORPORATIONS OF
THE STATE OF CALIFORNIA

VERIFICATION FORM PURSUANT TO
RULES 260.241.2(b) AND 350.535.1(b)

(Executed OUTSIDE the state of California)

Peter E. Jensen and Jack Baranski, being first duly sworn, deposes and says: That they are the Officers to wit: Chief Executive Officer and Chief Financial Officer, respectively of WestLB Securities Inc. and as such makes this verification for and on its behalf: that they have read the foregoing and annexed financial report and supporting schedules and knows the contents thereof: that the same are true and correct of their own knowledge and belief: and that neither the licensee nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Peter E. Jensen

Jack Baranski

Subscribed and sworn to before me this

_____ day of ____________, _______

PATRICIA HILL
Notary Public, State of New York
No. 01HI6037407
Qualified in Kings County
Commission Expires March 20, 2010

Notary Public in and for the County of

______________________ State of ______________________

(Notarial Seal)

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
WestLB Securities Inc.
New York, New York

We have audited the accompanying statement of financial condition of WestLB Securities Inc. (the "Company") as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of WestLB Securities Inc. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

New York, New York
February 29, 2008

WestLB Securities Inc.

Statement of Financial Condition

December 31, 2007

Assets	
Cash and cash equivalents	$ 36,657,418
Securities segregated in compliance with Rule 15c3-3	4,977,617
Deposits with clearing organizations	7,920,513
Fails to deliver	124,349
Securities owned, at fair value	682,105
Investments in limited partnership	5,844,117
Deferred tax asset	1,605,888
Other assets	2,617,669
Total Assets	$ 60,429,676
Liabilities	
Due to Parent	$ 17,126,105
Accrued compensation payable	2,017,562
Payables to customers	124,098
Other liabilities and accrued expenses	2,798,568
	22,066,333
Stockholder's equity	
Common stock, no par value; 1,000 shares authorized, 100 shares issued and outstanding	–
Additional paid-in capital	29,851,294
Retained earnings	8,512,049
Total Stockholder's Equity	38,363,343
Total Liabilities and Stockholder's Equity	$ 60,429,676

See accompanying notes.

WestLB Securities Inc.

Notes to Financial Statement

December 31, 2007

1. Organization

WestLB Securities Inc. (the "Company") is a wholly owned subsidiary of WestLB AG (the "Parent"), a commercial and investment bank located in the Federal Republic of Germany.

The Company is a registered broker and dealer under the Securities Exchange Act of 1934 and the Financial Industry Regulatory Authority ("FINRA"). The Company is also a member of the Boston Stock Exchange, the Mortgage Backed Securities Clearing Corp., Euroclear, the Depository Trust Company and the Government Securities Clearing Corp.

The Company acts as an agent between its affiliated companies and third parties for the purchase and sale of foreign equity and fixed income securities. The Company executes and clears all of these trades through its foreign affiliates. These trades are settled on a delivery versus payment or receive versus payment basis. The Company provides clearing and custodial services for its Parent's branches in New York, London and Hong Kong relating to domestic securities and acts as agent for the placement of commercial and private placement paper. In addition, the Company trades fixed income securities for its own account.

As more fully described in Note 5, the Company generates management, clearing, commercial paper, and private placement fees through transactions with related parties and has service agreements with related parties under which it receives administrative support to conduct its operations. Therefore, the accompanying financial statements may not be indicative of the financial condition or the results of operations of the Company, if it had operated as an unaffiliated entity.

2. Significant Accounting Policies

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and reflect the following significant accounting policies:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from these estimates.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of less than 90 days at the time of purchase and not held for resale to be cash equivalents. Cash and cash equivalents include cash held in bank accounts, highly liquid deposits in overnight investment accounts and money market funds. Cash and the overnight accounts are held at one U.S. commercial bank. As of December 31, 2007, $20,489,256 of the cash and cash equivalents balance was held in two money market fund deposits.

Securities Segregated in Compliance with SEC Rule 15c3-3

Treasury bills of $4,977,617 recorded at market value are segregated in a special reserve bank account at a major U.S. financial institution for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Act of 1934.

Securities Owned

Securities owned are valued at market or fair value on a trade-date basis. Market value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based upon other relevant factors, including dealer price quotations. The resulting change in unrealized profit or loss is reflected in the Statement of Operations.

Payable to Customers

Payable to customers represent unsettled securities transactions due to customers.

Fails to Deliver and Fails to Receive

Fails to deliver arise when the Company does not deliver securities on the settlement date. The Company records the selling price as a receivable due from the purchasing customer. The receivable is collected upon delivery of the securities. Fails to receive arise when the Company does not receive securities on the settlement date. The Company records the amount of the purchase price as a payable due to the selling customer. The liability is paid upon receipt of the securities.

2. Significant Accounting Policies (continued)

Pending Adoption of FASB Statement No. 157

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. This Statement is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 157 is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Pending Adoption of FASB Interpretation No. 48

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. If there are changes in net assets as a result of application of FIN 48 these will be accounted for as an adjustment to the opening balance of retained earnings. Additional disclosures about the amounts of such liabilities will be required also. In February 2008, the FASB delayed the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2007. The Company will be required to adopt FIN 48 in its 2008 annual financial statements. Management has not assessed the impact of FIN 48 on its financial position and results of operations and has not determined if the adoption of FIN 48 will have a material effect on its financial statements.

3. Deposits with Clearing Organizations

The Company is a participant in the Depository Trust Company ("DTC"). DTC has a minimum participant deposit requirement of $7,000,000 for the Company. The remaining balance of $920,513 represents deposits with the National Securities Clearing Corporation.

4. Investments in limited partnership

In May 2006, the Company agreed to purchase up to $18 million of limited partnership interests in EnCap Energy Capital Fund VI, L.P. ("EnCap"), a newly formed oil and gas investment partnership. The Company's interest in EnCap represents approximately 1.8% of all interests held. Pursuant to the limited partnership agreement, the limited partners of EnCap are required to fund their investment in the partnership based on calls for capital made by the general partner. The general partner can issue a call for capital contributions at any time, on an as needed basis, over a maximum period of five years expiring in July 2011. As of December 31, 2007, the Company had funded $5,844,117 of the $18 million commitment. Subsequent to December 31, 2007 an additional $1,016,419 has been funded. This investment is carried at cost, which is not in excess of its equity in this partnership.

5. Related Party Transactions

The Company provides services to its Parent's head office in Düsseldorf and branches in New York and London under management agreements. These services include securities clearing, custody, and other management services. These charges are invoiced on a monthly basis, and amounts receivable are non-interest bearing and are payable on demand.

Due to Parent consists of management charges related to a service agreement with the Parent. The Company utilizes certain resources of the Parent, including facilities, systems, human resources and other various administrative services for which the Parent allocates a management charge to the Company.

The Company has entered into commercial paper placement agreements with commercial paper conduits set up by the Parent.

6. Net Capital Requirements

The Company is subject to the net capital requirements of the Securities and Exchange Commission (the "SEC") under Rule 15c3-1 (the "Rule"). The Company follows the basic method of computing net capital under the Rule which requires that the Company must maintain minimum net capital, as defined, equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness, as defined. The SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2007, the Company had net capital of $15,083,644, which was $13,612,554 in excess of its required net capital of $1,471,090. The Company's ratio of aggregate indebtedness to net capital was 1.46 to 1.

7. Subordinated Liabilities

Effective August 15, 2002, the Company entered into a revolving subordinated loan agreement (the "Agreement") with the Parent. Under the terms of the Agreement, the Company has an aggregate revolving credit line of $40 million that expired on August 15, 2005 and was subsequently renewed effective as of December 27, 2005 through December 29, 2008. The Company did not draw down on the available credit line during the year ended December 31, 2007. The revolving credit line has been approved by the FINRA and is includable in determining net capital under Rule 15c3-1 when drawn.

The Company's subordinated revolving credit agreement requires payment of interest at floating rates related to the London Interbank Offered Rate.

8. Income Taxes

The Company files federal, New York State and New York City income tax returns. Deferred income taxes reflect the tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences are composed of a rent provision, bonus and severance expenses. Such temporary differences will result in deductible amounts in future years and are measured using the tax rates and laws expected to be in effect when the related temporary differences are expected to be reversed.

As of December 31, 2007, no valuation allowance has been placed against the deferred tax asset of $1,605,888, as management believes it is more likely than not that the benefit relating to the deferred tax asset will be realized in future years.

9. Employee Benefit Plans

The Company participates with affiliates in a noncontributory defined contribution pension plan that provides retirement benefits to eligible employees. Plan assets and accumulated plan benefits applicable to the Company are not readily determinable because the actuarial funding methods used by the plan do not provide for division of assets or liabilities among the participating affiliated companies.

The Company also participates in a defined contribution 401(k) plan.

9. Employee Benefit Plans (continued)

Certain employees of the Company participate in a deferred compensation plan offered by an affiliate. Participants voluntarily defer a portion of their incentive bonus, which is invested in a variety of investments, for a deferral period of the employee's choosing. The employee deferrals are charged to expense in the year of the award.

10. Commitments and Contingencies

The Company is involved in litigation arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation will not have a materially adverse effect on the Company's financial position or results of operations.

11. Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company is involved in the execution and settlement of various securities transactions whose counterparties are primarily institutions and affiliates. These activities may expose the Company to risk in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the securities underlying the contract at a loss.

As this right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2007, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

END